September 28, 2018

VIA EDGAR
Kimberly A. Browning
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Amana Mutual Funds Trust (File No. 811-04276) (the "Registrant").

Dear Ms. Browning:

This letter responds to the comments provided by the staff (the "Staff") of the Division of Investment Management of the Securities and Exchange Commission ("Commission") on September 14, 2018 to the registration statement (the "Registration Statement") filed pursuant to Rule 485(a) by the Registrant on July 30, 2018, accession no. 0000766285-18-000012 on behalf of each series of the Registrant (the "Funds"). The Registration Statement is expected to become automatically effective on September 28, 2018 pursuant to Rule 485(b).

For your convenience, summaries of these comments are set forth in bold below, each of which is followed by our response. Reference to an "Item" in a response is a reference to an Item of Form N-1A. The changes to the Funds' prospectus and statement of additional information, as described below, will be included in Post-Effective Amendment No. 51 ("PEA 51") to the Registrant's Registration Statement, to be filed on September 28, 2018. In accordance with your comments, because PEA 51 includes multiple series, the changes will be applied to each Fund included in the Registration Statement as appropriate.

All Funds

1. Please confirm that the registration statement being filed pursuant to Rule 485(b) is fully complete, with all blanks filled in.

Response: The Registrant confirms that the registration statement being filed pursuant to Rule 485(b) is fully complete.

2. Please combine the Average Annual Total Return Table into one table as instructed by Item 4(b)(2) of Form N-1A.

Response: The Registrant confirms that the requested change was made.

3. The prospectus states that the Adviser uses internally developed rating systems to identify issuers that it believes demonstrate Islamic and sustainable characteristics. Please elaborate on what the internally developed rating system consists of.

Response: The Registrant confirms that the following language was added to describe the Adviser's internally developed rating system:

The Fund's adviser employs a sustainable rating system based on its own, as well as third-party, data to identify issuers believed to present low risks in ESG. The Fund's adviser also uses negative screening to exclude security issuers primarily engaged in higher ESG risk businesses such as alcohol, tobacco, pornography, weapons, gambling, and fossil fuel extraction.

4. Please consider whether investment in American Depositary Receipts is a principal investment strategy of any of the Funds, and if so, add the appropriate disclosures to the respective Fund's Principal Investment Strategies section.

Response: The Registrant confirms supplementally that investment in ADRs is not a principal investment strategy of the Funds.

5. Please move the following language to the statutory portion of each Fund's prospectus:

When you buy shares through a financial intermediary, that intermediary may charge a transaction fee or commission which is not reflected in the expenses table or example. Purchases and redemptions of Fund shares will be made at the daily net asset value established by the Fund (before any commission).

Response: The Registrant confirms that the above referenced language was moved to the statutory portion of each Fund's prospectus.

6. Consider whether a discussion that under Islamic principles excessive portfolio turnover may be considered to be gambling should be added to each Fund's principal investment strategy.

Response: The Registrant confirms that such disclosure is not necessary because it is not a principal investment strategy of the Funds.

Amana Income Fund

7. Please discuss the percentage of foreign stocks in which the Fund invests and confirm whether investing in foreign stocks is a principal investment strategy of the Fund.

Response: The Registrant confirms supplementally that investment in foreign stocks is a principal investment strategy of the Fund, requiring inclusion of the corresponding risk. Supplementally, the Registrant notes that as of August 31, 2018, the Amana Income Fund held 12.06% of its portfolio in foreign stocks, including companies domiciled in Canada, Switzerland, Taiwan, and the United Kingdom.

8. Please clarify the term, "conventional bonds" in the second sentence of the second paragraph of the Fund's Principal Investment Strategy.

Response: The Registrant confirms that the above-referenced language has been removed.

9. Change the word "generally" to "principally" in the first sentence of the third paragraph of the Fund's Principal Investment Strategy. Please also clarify what the word "larger" means in the second sentence of the same paragraph.

Response: The Registrant confirms that the requested change was made, and that the word "larger" was removed.

10. Supplementally, please discuss why the addition of ESG principles to the Fund's Principal Investment Strategy was not a material change.

Response: The Registrant submits that the ESG principles discussed in the Principal Investment Strategy section are largely duplicative of the Islamic investment principles that were already discussed in same section. Accordingly, no material changes were being made to the Fund's investment strategy, rather, the inclusion of the discussion of the ESG principles was an elaboration of the discussion already included in the Fund's prospectus.

11. Consider including the risks of investing in common stocks in the Principal Risks of Investing section.

Response: The Registrant confirms that the requested change was made with the inclusion of a new paragraph, Equity Securities Risk.

12. Under "Investment Strategy Risk" please consider deleting the first clause of the second sentence, which reads, "The adviser believes that Islamic and sustainable investing may mitigate security specific risks . . ."

Response: The Registrant believes that Islamic and sustainable investing may mitigate security specific risks, accordingly, the above referenced disclosure has not been removed.

13. Please confirm whether the Fund's cash management strategy should be moved from the statutory to the summary portion of the Fund's prospectus.

Response: The Fund confirms supplementally that its cash management strategy should remain in the statutory portion of its prospectus.

Amana Growth Fund

14. Please reconcile the statements made by the first two sentences of the third paragraph under the Fund's Principal Investment Strategies section, which reads as follows:

The Growth Fund diversifies its investments across industries and companies, and generally follows a large-cap value investment style. The Fund favors companies expected to grow earnings and stock prices faster than the economy which tend to be smaller and less seasoned companies. The Fund seeks companies demonstrating both Islamic and sustainable characteristics.

Response: The Registrant has revised the above-referenced language as follows:

The Growth Fund diversifies its investments across industries and companies, and principally follows a large-cap value investment style. The Fund favors companies expected to grow earnings and stock prices faster than the economy. The Fund may also invest in smaller and less seasoned companies. The Fund seeks companies demonstrating both Islamic and sustainable characteristics.

Amana Developing World Fund

15. Please move the Fund's 80% test to the first paragraph of the Fund's Principal Investment Strategies section.

Response: The Registrant confirms that it has made the requested change.

16. Please clarify the method used to determine the countries that are in the developing world. In addition, please include a discussion of the risks of investing in the developing world to the extent those risks differ from the risks of investing in emerging markets.

Response: The Registrant has made the requested clarification by revising the above-referenced language as follows:

In determining whether a country is part of the developing world, the Fund's adviser (Saturna Capital Corporation) will consider such factors as the country's per capita gross domestic product, the percentage of the country's economy that is industrialized, market capitalization as a percentage of gross domestic product, the overall regulatory environment, and limits on foreign ownership and restrictions on repatriation of initial capital or income.

17. Please strike the word "generally" in the first sentence of the second paragraph under the Fund's Investment Strategies section in the statutory portion of the Prospectus which reads, "The Developing World Fund diversifies its investments across the countries of the developing world, industries and companies, and generally follows a large-cap value investment style."

Response: The Registrant confirms that the above referenced deletion has been made.

18. Please clarify if "Emerging Markets Risk" is the same as "Developing World Risks" and consider expanding the Emerging Markets Risk section.

Response: The Registrant confirms that the requested change was made.

Amana Participation Fund

19. Please clarify that the Fund's 80% test is with respect to the Fund's total assets and clarify that the Fund may invest up to 25% of its total assets in the Cayman Subsidiary.

Response: The Registrant confirms that it has made the requested clarification.

20. Please confirm whether the Fund principally invests in emerging markets, and if so, add the appropriate disclosure discussing such investments.

Response: The Registrant confirms that the Fund does principally invest in the developing world and notes that Developing World Risk is included in the Fund's Principal Risks of Investing section.

21. Please describe what "similar transactions" means in the first sentence of the second paragraph under the Fund's Principal Investment Strategies section.

Response: The Registrant confirms that the above referenced language has been removed.

22. Supplementally, please describe the Board's liquidity policy regarding the Fund's investments in sukuk.

Response: The Board delegates to Saturna Capital the responsibility to determine the liquidity of sukuk pursuant to the Fund's policies and procedures. Under the procedures, a Rule 144A or Reg S sukuk may be deemed liquid based on all relevant factors (including, but not limited to, a number of factors specified in the procedures). To the extent such a security is deemed to be liquid, the determination and supporting information is documented on a proprietary Liquidity Determination Worksheet. The procedures further require Saturna Capital to monitor the liquidity of each Rule 144A or Reg S security deemed liquid on an ongoing basis and to provide a quarterly report to the Board. In addition, the Participation Fund is subject to Board policies and procedures addressing: the 15% limitation on illiquid investments; the classification as illiquid any security that cannot be reasonably expected to be sold or disposed of in current market conditions in seven calendar days or less without significantly changing the market value of the investment; the assessment, management, and periodic review of each Fund's liquidity risk; and the monitoring and/or adjustement (as necessary) of the minimum required liquidity for each Fund. Saturna Capital is further obligated to provide (no less than annually) a written report to the Board (including a majority of disinterested Trustees) addressing the operation of the program, including an assessment of its adequacy and effectiveness of implementation.

23. Please discuss supplementally whether the Fund has ever invested in any sukuk that was determined not to be Islamic, and how that affected the liquidity of such investment.

Response: The Registrant confirms supplementally that none of the sukuk in which the Fund has invested were subsequently determined not to be Islamic.

24. Please describe how the Fund treats unrated securities.

Response: With respect to the Fund's investment in unrated securities, the Fund notes that it treats unrated securities as being equivalent to investments in "junk bonds" and includes the following language to that effect as the second to last paragraph of its Principal Investment Strategies:

Under normal conditions, the Fund invests at least 65% of its assets in securities rated within the four highest grades (Aaa, Aa, A, Baa) by a nationally-recognized rating agency and may invest up to 35% in unrated and high-yield notes and certificates, which may be considered equivalent to "junk bonds."

25. Please confirm that the principal investment strategy and risks of the Cayman Subsidiary are identical to those of the Fund.

Response: The Registrant confirms that the principal investment strategy and risks of the Cayman Subsidiary are identical to those of the Fund and has included disclosure stating as such as the first sentence of the last paragraph under the Fund's Principal Investment Strategy section.

26. Please confirm the following supplementally with respect to the Cayman Subsidiary:

  The Cayman Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory agreements (Section 15) and will include a copy of such agreement as an exhibit to the registration statement.
  The Cayman Subsidiary's financial statements will be consolidated with those of the Fund.
  The Cayman Subsidiary's management fee will be included in the Fund's management fee and its expenses will be included in the "Other Expenses" line item in the Fund's fee table.
  The Cayman Subsidiary will designate an agent in the United States for service of process.
  The Cayman Subsidiary agrees to the inspection by the SEC of its books and records maintained in accordance with Rule 38a-1 and the regulations thereunder.
  Confirm that the Subsidiary will comply with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

Response: With respect to the first representation noted above, the Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. Accordingly, although the provisions of the Subsidiary's advisory agreement are similar to those of the Fund's Section 15-compliant advisory agreement, we respectfully decline to disclose that the Subsidiary's advisory agreement complies with the requirements of Section 15 of the 1940 Act. In addition, we do not agree that the Subsidiary's advisory agreement is a material contract of the Fund requiring its inclusion as an exhibit to the Registration Statement. The Registrant confirms each of the other representations noted above with respect to the Subsidiary. The Registrant confirms that the Subsidiary intends to comply with the affiliated transaction and custody provisions of Section 17 of the 1940 Act.

27. Please add a discussion of the Internal Revenue Code in the Tax Risk disclosure.

Response: The Registrant confirms that the following disclosure is included in the Fund's Tax Risk disclosure:

The tax treatment of the Fund's investment in the Subsidiary may be adversely affected by future legislation, court decisions, Treasury Regulations and/or guidance issued by the IRS that could affect whether income derived from such investments is "qualifying income" under Subchapter M of the Internal Revenue Code, or otherwise affect the character, timing and/or amount of the Fund's taxable income or any gains or distributions made by the Fund.

28. Please delete "to the extent applicable" in the fifth sentence of the third paragraph under the Fund's Principal Investment Strategies section in the statutory portion of the Prospectus.

Response: The Registrant confirms that the requested deletion has been made.

Statutory Prospectus

29. Please explain what "proper order" means under the Purchase and Sale of Fund Shares section.

Response: The Registrant confirms that "proper order" depends on the method used to transmit the request, which is fully described under each subheading in the prospectus.

30. Under the Purchase and Sale of Fund Shares section, please indicate why the following sentence is not a mischaracterization of Section 22(e), and make any appropriate clarifications:

The Fund has up to seven days to pay proceeds to shareowners who redeem shares, however, it normally sends redemption proceeds within one day.

Response: The Registrant has revised the above referenced language as follows:

The Funds normally send redemption proceeds within one day, however if the Funds reasonably believe that a cash redemption would negatively impact the operations of a Fund, or that the shareowner may be engaged in market-timing or frequent trading, the Funds reserve the right delay payment of the redemption proceeds for up to seven calendar days.

31. Please clarify that the Board has adopted a Frequent Trading Policy for the Trust.

Response: The Registrant confirms that the Board has adopted a Frequent Trading Policy and has clarified the second sentence of the first paragraph under the Frequent Trading Policy section to indicate as such.

Statement of Additional Information

32. Please change the word "Trust" to "Funds" in the first sentence of the last paragraph under the Fund Descriptions, Investments and Risks section.

Response: The Registrant confirms that the requested change was made.

33. Under the Fund Policies section, in the paragraph titled Borrowings, please clarify what emergency purposes means and whether emergency purposes would entail leverage.

Response: The Registrant confirms supplementally that "emergency purposes" includes an overdraft that might occur to meet redemption requests. The Registrant notes that because such disclosure is a fundamental investment policy of the Funds it may not be changed without a shareholder vote.

34. Please include the Participation Fund's industry concentration policy under the Fund Policies section.

Response: The Registrant notes that the Participation Fund is non-diversified, which is why it is excluded from Industry Concentration paragraph of the Fund Policies section.

35. Please clarify the paragraph titled Loans under the Fund Policies section.

Response: The Registrant notes that because such disclosure is a fundamental investment policy of the Funds it may not be changed without a shareholder vote.

36. Please remove the paragraph titled Short Sales in the Fund Policies section if short sales are not a principal investment strategy of the Funds.

Response: The Registrant notes that the because the Funds' restrictions concerning short sales are a fundamental investment policy such disclosure may not be removed without a vote of shareholders.

37. Please confirm that any principal investment strategies disclosed in the statement of additional information are included in the prospectus, and if not, revise the prospectus accordingly.

Response: The Registrant confirms supplementally that each Fund's principle investment strategies are described in the Prospectus.

The Trust acknowledges in connection with this filing: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (360) 594-9900.

Regards,

Nicole Trudeau
Chief Legal Officer